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VIA EDGAR

June 18, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”) Filed February 10, 2014 File No. 001-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva”), set forth below is Teva’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 10, 2014 to Mr. Eyal Desheh, Teva’s Chief Financial Officer.  For your convenience, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto.   Submitted concurrently with this response is a separate letter containing Teva’s “Tandy acknowledgment.”
Principal Accountant Fees and Services, page 133

1.
You disclose that you paid fees to your auditors for general guidance on accounting issues. Please tell us the nature of the guidance you received and why you do not believe the services constituted a prohibited service under Rule 2-01(c)(4)(i) of Regulation S-X.

As noted in this comment, Teva’s 2013 Form 20-F refers to fees paid to Teva’s auditors for “general guidance related to accounting issues.”  To clarify, these services for “general guidance” involved providing non-customized training to certain Teva accounting staff located at a particular foreign subsidiary on general accounting standards, which did not involve any Teva accounting records or other matters subject to audit procedures.  Specifically, this training on general matters did not involve any specific transactions and/or how to account for them, or other bookkeeping or other services specifically related to Teva’s accounting records or financial statements, including any of the prohibited items specified in Rule 2-01(c)(4)(i) of Regulation S-X (i.e., maintaining or preparing Teva’s accounting records, preparing Teva’s financial statements (or financial statements that form the basis of Teva’s financial statements) or preparing the source data for such financial

Mr. Jim B. Rosenberg
Securities and Exchange Commission
 June 18, 2014

statements).  As such, these services, which were pre-approved by Teva’s independent audit committee, did not constitute a prohibited service under Rule 2-01(c)(4)(i) of Regulation S-X.

To better describe the services provided, in lieu of the reference to “general guidance related to accounting issues,” we will refer instead to “training regarding general financial reporting developments,” thereby clarifying that the training related to general matters, not specific items in Teva’s financial statements.  In addition, the sequence of the items described under “all other fees” will be revised, with these fees related to general training (which were inconsequential and the smallest item in any case) moved to the end of the sentence.  This clarification has already been reflected in Teva’s proxy statement for its upcoming annual shareholders meeting, submitted on Form 6-K earlier today, and will be similarly reflected in Teva’s 2014 Form 20-F next year.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.
Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Mary Mast (SEC)
Christine Torney (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)